UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2012	Commission File Number: 001-35393

PRETIUM RESOURCES INC.

(Name of registrant)

570 Granville Street, Suite 1600
Vancouver, British Columbia
Canada V6C 3P1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Enclosed:

Material Change Report

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change May 3, 2012
Item 3	News Release The news release dated May 3, 2012 was disseminated through Marketwire’s Canadian and U.S. timely Disclosure, plus United Kingdom, and filed on SEDAR on May 3, 2012.
Item 4
Summary of Material Change

The Company announced that it entered into an underwriting agreement with a syndicate of underwriters, in connection with its previously announced marketed offering of common shares (the “Offering”).

Item 5	Full Description of Material Change

5.1  Full Description of Material Change

The Company announced that it entered into an underwriting agreement with a syndicate of underwriters, in connection with its Offering.

The underwriters agreed to purchase 4,830,000 shares at a price of C$14.50 per share (the “Offering Price”) for gross proceeds of C$70,035,000. The Offering will be made under a prospectus supplement dated May 3, 2012 to the Company’s short form base shelf prospectus dated March 19, 2012, to be filed with the securities regulatory authorities in each of the provinces and territories of Canada except Quebec.  The Supplement will also be filed with the U.S. Securities and Exchange Commission (“SEC”) as part of a registration statement on Form F-10 in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Company also granted the underwriters an over-allotment option to purchase up to an additional 724,500 common shares at the Offering Price, exercisable for a period of 30 days following closing.  Scotia Capital Inc. is the lead underwriter in a syndicate that includes Cormark Securities Inc., GMP Securities L.P., CIBC World Markets Inc., Citigroup Global Markets Canada Inc., UBS Securities Canada Inc., BMO Capital Markets, Dahlman Rose & Company, LLC and Salman Partners Inc.

The net proceeds of the Offering will be used to fund ongoing exploration on the Company's Brucejack project in northwestern British Columbia. Closing of the Offering will be subject to a number of conditions, including approval of the Toronto Stock Exchange and the New York Stock Exchange.

A copy of the Supplement and the short form base shelf prospectus may be obtained in Canada from Scotia Capital Inc. attention: Equity Capital Market (tel: 416-862-5837), Scotia Plaza, 66th Floor, 40 King Street West, M5W 2X6, Toronto, Ontario; or in the United States, attention: Equity Capital Markets (tel: 212-225-6853), 1 Liberty Plaza, 25th Floor, 165 Broadway, New York, NY, 10006.

Forward Looking Statements

This Press Release contains "forward-looking information" and "forward looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward-looking information  may  include,  but  is  not  limited  to,  risks  related  to  unsatisfactory  results  of  due diligence, the ability to satisfy the conditions of closing of Offering and general economic conditions, our planned exploration and development activities, the adequacy of the Company's financial resources, the estimation of mineral resources, realization of mineral resource estimates, timing of development of the Company's Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines  and  similar  statements relating  to  the  economic viability  of  the  Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, the Company's executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as "plans", "expects", "projects", "assumes", "budget", "strategy", "scheduled", "estimates", "forecasts", "anticipates", "believes", "intends" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's preliminary Prospectus dated February 24, 2012 filed on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set  forth above, prospective investors should not place undue reliance on forward-looking information.

Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

5.2 Disclosure for Restructuring Transactions Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 16th day of May, 2012

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2012	PRETIUM RESOURCES INC.
	By:	/s/ Joseph J. Ovsenek
		Name:	Joseph J. Ovsenek
		Title:	Vice President, Chief Development Officer